Exhibit 23.3

CONSENT OF INDEPENDENT AUDITOR

As independent auditors, we hereby consent to the use of our report dated July 21, 2017, relating to the financial statements of Slacker, Inc. (which report expresses an unmodified opinion and includes an explanatory paragraph relating to the uncertainty of Slacker, Inc.’s ability to continue as a going concern) as of and for the year ended December 31, 2016 and 2015, in Amendment No. 5 of the Registration Statement and prospectus, which is part of said Registration Statement. We also consent to the reference to our firm under the caption “Experts” in the prospectus, which is part of said Registration Statement.

/s/ Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.
San Diego, California

December 15, 2017